FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

02042014

5 JUN 2002

02 JUN 19 AM 11:25

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 3rd June, 2002 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

SUPPL

LO Tai On
Director
Encl.

PROCESSED
JUN 2 6 2002
THOMSON
FINANCIAL

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, 620 Avenue of the Americas, 6th Floor
New York, N.Y. 10011, U.S.A.

6/19

CHINA RESOURCES ENTERPRISE, LIMITED

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

The directors of China Resources Enterprise, Limited announced that the Company entered into an acquisition agreement with CRNC and Zhong Run on 3rd June, 2002 for the acquisition of 65 per cent equity interests in Vanguard, for the consideration of RMB372,000,000 (HK$349,680,000).

The Company also entered into an option agreement with CRNC whereby the Company is granted an option to acquire from CRNC at the attributable Historical Cost (on one or more occasions) all or part of CRNC's remaining 35 per cent equity interests in Vanguard, as and when PRC regulatory environment and/or the Approval Authority so permits.

As Zhong Run is a wholly-owned subsidiary of CRNC, and CRNC is the holding company of China Resources Holdings, the controlling shareholder of the Company interested in about 55.6 per cent of the Company's issued share capital, both CRNC and Zhong Run are connected persons of the Company. Accordingly, the Acquisition constitutes, and the possible exercise of the Option will constitute, connected transactions of the Company under the Listing Rules requiring Independent Shareholders' approval at an extraordinary general meeting of the Company. Following completion of the Acquisition, CRNC will retain 35 per cent equity interests in Vanguard. An independent board committee of the Company has been formed to give recommendation to the Independent Shareholders in respect of the Acquisition and the possible exercise of the Option. An independent financial adviser to be appointed will advise the independent board committee.

A circular containing, among other things, details of the Acquisition and the Option, advice of the independent financial adviser, recommendation of the independent board committee and notice convening an extraordinary general meeting to approve the Acquisition and the possible exercise of the Option, will be sent to shareholders of the Company as soon as practicable.

THE ACQUISITION AGREEMENT DATED 3RD JUNE, 2002

Vendors: (1) CRNC

(2) Zhong Run

Purchaser: the Company or any of its wholly-owned subsidiaries as nominated by the Company

Asset to be acquired: 65 per cent of the equity interests in Vanguard

Consideration: RMB372,000,000 (HK$349,680,000)

The consideration has been arrived at after arm's length negotiations between the vendors and the purchaser and is calculated by reference to price earnings multiple and represents approximately 65 per cent of the total cost of investments of the vendors in their acquisition of Vanguard through various acquisitions over a period from August 2001 to May 2002. Based on the consolidated net profits of Vanguard for the year ended 31st December, 2001, the consideration represents a historic price earnings multiple of about 12.36 times.

The directors of the Company (including the independent non-executive directors) consider that the Acquisition Agreement are entered into in the ordinary course of business and on normal commercial terms which are fair and reasonable as far as shareholders of the Company are concerned.

The consideration for the Acquisition shall be satisfied in cash (funded through internal resources) in the following manner:

— 50 per cent of the consideration, being RMB186,000,000 (HK$174,840,000), shall be payable on Completion Date; and

— balance of the consideration, being RMB186,000,000 (HK$174,840,000), shall be payable within 10 business days of the issue of the new business licence of Vanguard evidencing the completion of the transfer of the 65 per cent equity interests to the Company or its nominee.

Conditions: The Acquisition Agreement is conditional upon, among other things, the following:

(1) passing of a resolution at an extraordinary general meeting of the Company approving the Acquisition Agreement by the Independent Shareholders; and

(2) the approvals issued by the Approval Authority in respect of the Acquisition.

Long-stop date: The Acquisition Agreement provides that should, among

Vanguard was originally established as a limited liability company in the PRC in 1991 and was converted into a joint stock limited company in 1994. CRNC and Zhong Run have since August 2001 entered into various acquisition agreements with the then respective shareholders of Vanguard for the acquisition of 100 per cent of Vanguard. After completion of the Acquisition, Vanguard will be converted into a Chinese foreign equity joint venture company held as to 35 per cent by CRNC and 65 per cent by the Company (or a wholly-owned subsidiary of the Company).

REASONS FOR THE ACQUISITION AND THE OPTION

In anticipation of China's accession to the World Trade Organisation and the strong domestic consumption growth, retail sales in China are expected to increase over the next several years. In particular, chain store retail sales will experience higher growth given the increased popularity of chain stores over traditional retail stores.

The Acquisition will provide the Group with an opportunity to strengthen its position as one of the market leaders in the chain store retail markets in the Guangdong province. Following the Acquisition, Vanguard, together with the existing supermarket chain of the Group, will become the top retailer in the Guangdong province in terms of sales. The Acquisition will therefore facilitate the Company's plan to transform itself into a leading retail-led distributor in China.

With its regional market focus and technical know-how and leveraging on the Group's diversified business interests across China, Vanguard will be expanding further into other areas outside the city of Shenzhen.

The combined sales of Vanguard and the supermarket operations of the Group will also enable the Group to centralize its sourcing and logistics arrangements and hence reduce relevant operating costs and enhance overall efficiency.

Under current PRC laws and regulations, the Company or any of its wholly-owned subsidiaries is prevented from taking a majority equity interest in domestic retail businesses in the PRC. While the directors of the Company expect that approval(s) from the Approval Authority in respect of the acquisition by the Company (or any of its wholly-owned subsidiaries) of 65 per cent equity interests in Vanguard will be obtained, it is uncertain as to when the Company will be permitted to acquire a greater equity interest in Vanguard. As the Company is committed to participating fully in the PRC domestic retail businesses, the Option will enable the Company to acquire a greater equity interest in Vanguard as and when PRC laws and regulations so permits.

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Company and its subsidiaries are principally engaged in property investment distribution of food and beverages, petroleum and chemicals, textiles products as well as operating one of the largest retail chains in both Hong Kong and the Chinese Mainland.

GENERAL

As CRNC is the holding company of China Resources Holdings, the controlling shareholder of the Company interested in about 55.6 per cent of the Company's issued share capital and Zhong Run is a wholly-owned subsidiary of CRNC, the Acquisition and the possible exercise of the Option constitute connected transactions of the Company under the Listing Rules and require Independent Shareholders' approval at an extraordinary general meeting of the Company.

	Vanguard evidencing the completion of the transfer of the 65 per cent equity interests to the Company or its nominee.
Conditions:	The Acquisition Agreement is conditional upon, among other things, the following: (1) passing of a resolution at an extraordinary general meeting of the Company approving the Acquisition Agreement by the Independent Shareholders; and (2) the approvals issued by the Approval Authority in respect of the Acquisition.
Long-stop date:	The Acquisition Agreement provides that should, among other things, the satisfaction of all Conditions, not occur on or before 31st December, 2002, the Acquisition Agreement shall terminate.

OPTION AGREEMENT DATED 3RD JUNE, 2002

Grantor:	CRNC
Holder:	the Company
Subject matter of the Option:	call option(s) to acquire all or any part of the Remaining Interests at any time after PRC laws and regulations or any Approval Authority permits the Company or any of its wholly-owned subsidiaries to own more than 65 per cent interests in Vanguard. The Option is exercisable either by the Company or any of its wholly-owned subsidiaries nominated by the Company and can be exercisable in stages, but shall not be exercisable after 31st December, 2003. After 31st December, 2003, the Company has a first right of refusal should CRNC decide to sell all or any part of the Remaining Interests to any third party (other than CRNC's subsidiaries).
Consideration for grant of Option:	the Company's entering into the Acquisition Agreement
Conditions to exercise of Option:	the exercise of the Option is conditional upon, among other things, the passing of a resolution at an extraordinary general meeting of the Company approving the Option Agreement and the possible exercise of the Option by the Independent Shareholders
Consideration on each exercise of the Option:	that part of the Historical Cost as attributable to the Option Interests (based on the current value of the Historical Cost of RMB200,400,000 (HK$188,376,000) as at the date of this announcement and assuming the Option is exercised in full at the date of this announcement, the consideration for such exercise shall amount to RMB200,400,000 (HK$188,376,000).)

The directors of the Company (including the independent non-executive directors) consider that the Option Agreement is entered into in the ordinary course of business and on normal commercial terms which are fair and reasonable as far as the shareholders of the Company are concerned.

On exercise of the Option, the Company shall comply with any additional requirements under the Listing Rules then in force and a further announcement will be made.

The consolidated audited net tangible assets of Vanguard as at 31st December, 2001 amounted to approximately RMB333.3 million (HK$313.3 million). The consolidated audited net profits before and after taxation and extraordinary items in respect of the two financial years ended 31st December, 2001 of Vanguard are as follows:

	Year ended 31st December, 2001 *RMB'000*	2000 *RMB'000*
Consolidated audited net profits before taxation and extraordinary items	**55,572 (equivalent to HK$52.2 million)**	38,382 (equivalent to HK$36.1 million)
Consolidated audited net profits after taxation and extraordinary items	**46,304 (equivalent to HK$43.5 million)**	32,033 (equivalent to HK$30.1 million)

INFORMATION ON VANGUARD

Vanguard is principally engaged in the operation of hypermarket stores in the Guangdong province.

Vanguard opened its first store in Shenzhen in 1991 and has already established a chain of nine hypermarket stores in Shenzhen, Zhongshan, Zhuhai and Guangzhou. In 2001, it achieved top sales amongst major retail enterprises in the Guangdong province according to statistics compiled by 廣東省連鎖經營協會 (Guangdong Retail Chain Association).

Each Vanguard store has a total floor area on leased premises of between 8,000 and 23,000 sq.m. and carries over 60,000 categories of products. In 2001, food products account for approximately 30 per cent of its turnover. Each Vanguard store also sells pharmaceutical, grooming, fast food and other various products and services.

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Company and its subsidiaries are principally engaged in property investment distribution of food and beverages, petroleum and chemicals, textiles products as well as operating one of the largest retail chains in both Hong Kong and the Chinese Mainland.

GENERAL

As CRNC is the holding company of China Resources Holdings, the controlling shareholder of the Company interested in about 55.6 per cent of the Company's issued share capital and Zhong Run is a wholly-owned subsidiary of CRNC, the Acquisition and the possible exercise of the Option constitute connected transactions of the Company under the Listing Rules and require Independent Shareholders' approval at an extraordinary general meeting of the Company.

A circular containing, among other things, details of the Acquisition and the Option, advice of the independent financial adviser, recommendation of the independent board committee and notice convening an extraordinary general meeting to approve the Acquisition and the possible exercise of the Option will be sent to shareholders of the Company as soon as practicable.

DEFINITIONS

"Acquisition"	The acquisition of the 65 per cent equity interests in Vanguard as provided under the Acquisition Agreement
"Acquisition Agreement"	The acquisition agreement dated 3rd June, 2002 as referred to in this announcement
"Approval Authority"	In relation to any matter, all the relevant PRC approval authorities whose consents and approvals are required under the relevant PRC laws and regulations
"China Resources Holdings"	China Resources (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company
"Company"	China Resources Enterprise, Limited
"Completion Date"	The date falling on the 10th business day after the satisfaction of all Conditions and delivery to the Company of certain completion documents as specified under the Acquisition Agreement
"Conditions"	The conditions precedent for the completion of the Acquisition Agreement
"CRNC"	中國華潤總公司 (China Resources National Corporation), a state-owned enterprise established in the PRC
"Group"	Company and its subsidiaries
"Historical Cost"	The weighted average costs of investments of CRNC and Zhong Run in the Remaining Interests, currently at RMB200,400,000 (HK$188,376,000), together with any additional future capital contributions as may be subsequently provided by CRNC or its subsidiaries (as holder of the Remaining Interests) to Vanguard
"Independent Shareholders"	Being those shareholders of the Company other than China Resources Holdings and its associates as defined under the Listing Rules
"Option"	The call option(s) of the Company to acquire from CRNC any part of the Remaining Interests as provided under the Option Agreement
"Option Agreement"	The Option Agreement dated 3rd June, 2002 as referred to in this announcement
"Option Interests"	Any part of the Remaining Interests in respect of which an Option is exercised
"PRC"	People's Republic of China
"Remaining Interests"	The remaining equity interests (currently 35 per cent) in Vanguard held by CRNC or any of its subsidiaries from time to time
"Vanguard"	萬佳股份有限公司 (China Vanguard Super Department Co., Ltd.), proposed to be renamed as 華潤萬佳有限公司 (China Resources Vanguard Co., Ltd.)
"Zhong Run"	中潤國內貿易公司, a wholly-owned subsidiary of CRNC

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Secretary

Hong Kong, 3rd June, 2002

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

COPY

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

6 JUN 2002

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 3rd June, 2002 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, 620 Avenue of the Americas, 6th Floor
New York, N.Y. 10011, U.S.A.

We hereby acknowledge receipt of the documents herein referred.

Dated this .... day of .... 19 .